May 13, 2005

GENERAL MUNICIPAL MONEY MARKET FUND
GENERAL TREASURY PRIME MONEY MARKET FUND
CLASS X SHARES

Supplement to Prospectus
dated April 1, 2005

Effective May 11, 2005, the Board of Directors of the above-referenced Funds approved the termination of Class X shares of such Funds. Accordingly, effective May 13, 2005, Class X shares will no longer be offered by the Funds.

May 13, 2005

GENERAL MUNICIPAL MONEY MARKET FUND
GENERAL TREASURY PRIME MONEY MARKET FUND
CLASS X SHARES

Supplement to Statement of Additional Information
dated April 1, 2005

Effective May 11, 2005, the Board of Directors of the above-referenced Funds approved the termination of Class X shares of such Funds. Accordingly, effective May 13, 2005, Class X shares will no longer be offered by the Funds.